2020 Earnings Release Jan 28, 2021 Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the year 2020. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

2020 Business Performance Parent Performance Consolidated Performance Financial Structure Subsidiary Performance Mid-term Business Strategies Appendix Contents

Parent Performance_Sales/Production 2018 2019 2020 37,735 35,991 Crude Steel Product △2,072 △1,461 YoY 35,898 38,006 35,934 34,437 Production Sales Sales Volume 35,588 35,990 57.5 55.3 34,270 55.4 Domestic Sales Ratio YoY (thousand tons, %) △1,720 +0.1%p 2018 2019 2020 (thousand tons) ’20.1Q ’20.2Q ’20.3Q ’20.4Q Carbon 8,241 7,460 8,477 8,460 STS 481 391 425 502 [Quarterly Production] ○ Production volume decreased due to flexible operation towards slow orders and revamp of Gwangyang #3 BF ○ Sales volume bounced as of 2H 2020 by increasing high value-added product sales while yearly sales volume dropped due to sluggish demand under COVID-19 Year-on-Year sales volume (k tons) : HR +233, CR/Plated steel △1,359 [Inventory(k tons)] ’18.E) 1,500 → ’19.E) 1,087 → ’20.E) 943 [Quarterly Sales Volume (thousand tons)] △1.4%p Utilization rate* 89% * Utilization rate : Crude steel production/total steel capacity 89.7% 88.3% WTP Sales Ratio* 24.8 28.2 26.7 △1.5%p * Categorized based on 2020. Excluded ex-order, semi-product from total sales volume Year-on-Year production volume (k tons) : HR +389, CR/Plated steel △777 (thousand tons) 4 WTP ’20.1Q 8,622 2,267 ’20.2Q 7,762 1,711 ’20.3Q 8,894 2,142 ’20.4Q 8,992 2,541

Parent Performance_P/L 2020 Revenue Operating Profit YoY (billion KRW) △3,864 OP Margin △1,451 △4.2%p 2018 30,659 3,809 12.4% 2020 4Q QoQ ○ Operating profit declined as product price fell and both production/sales volume decreased 【Operating Profit (billion KRW)】 Cost reduction includ. raw materials cost 1,135 2,586 2019 +862 △2,003 Price decline 2020 △310 Production·Sales drop ○ 4Q operating profit edged up QoQ as WTP product sales expanded and product price increased as major demand industries started to pick up Price (Carbon steel thousand KRW/ton) : ’20.3Q) 634 → ’20.4Q) 679 (+45) WTP ratio(%) : ‘20.3Q) 25.2% → ‘20.4Q) 29.7% (+4.5%p) 524 262 ’20.3Q ’20.4Q Price surge Sales volume up +402 +10 △150 2019 30,374 8.5% 2,586 2020 26,510 4.3% 1,135 Price (Carbon steel, thousand KRW/tons) : ’19) 722 → ’20) 662 (△60) Hard coking coal Index (FOB Aus., yearly avg., U$/t) : ’19) 177 → ’20) 124 (△53) 【Operating Profit (billion KRW)】 Cost increased includ. raw materials cost (billion KRW) Revenue Operating Profit OP Margin 5 +499 +262 +3.4%p 6,970 6,578 7,077 5,885 △109 △1.8% 458 6.6% 262 4.0% 524 7.4% ’20.1Q ’20.3Q ’20.4Q ’20.2Q

Consolidated Performance_P/L △6,574 △1,466 △1.8%p YoY 64,978 5,543 8.5% 64,367 3,869 6.0% 57,793 2,403 4.2% 2018 2019 2020 2020 QoQ +1,003 +196 +1.0%p ○ 4Q operating profit rose QoQ as steel sector profitability improved, supported by extended overseas steel profit and higher WTP product sales towards auto industries (billion KRW) ’20.1Q ’20.2Q ’20.3Q ’20.4Q QoQ Steel 383 △197 341 679 +338 Overseas Steel (mil U$ ) △7 △8 6 12 +6 Global&Infra. 376 282 308 223 △85 New Growth 14 1 18 21 +3 ○ Maintained stable performance from Global Infra- structure sector, while steel sector profit fell YoY due to slow market, affected by COVID-19 (billion KRW) 2018 2019 2020 YoY Steel 4,519 2,688 1,205 △1,483 Overseas Steel (mil U$ ) 45 △2 3 +5 Global&Infra. 1,030 1,179 1,188 +9 New Growth 104 82 54 △28 【Aggregated Operating Profit】 ’20.3Q 14,261 4.7% ’20.4Q 15,264 ’20.1Q 14,546 705 6.6% ’20.2Q 13,722 168 1.2% 2020 4Q 【Aggregated Operating Profit】 Revenue Operating Profit (billion KRW) OP Margin Revenue Operating Profit (billion KRW) OP Margin 6 667 863 5.7%

Financial Structure Separate (billion KRW) 2018 2019 2020 YoY Liabilities ratio 67.3% 65.4% 65.9% +0.5%p EBITDA 8,810 7,330 6,025 △1,305 ○ Cash grew in an effort to reduce net working capital, while total debt and liabilities ratio levelled off yearly despite OP drop Consolidated (billion KRW) 2018 2019 2020 YoY Liabilities ratio 19.6% 22.1% 25.9% +3.8%p EBITDA 5,990 4,824 3,516 △1,308 ※ Operating cash flow 4,776 3,601 5,153 +1,552 ○ Cash increased due to preemptive financing for debt repayment and operation under cash-based management Refinancing: U$940 million, €500 million Inventory : ’19.E) 5.0 → ’20.E) 4.1 trillion (△0.9 trillion) * Repayment schedule : (’21.) 1.4 trillion KRW 【Liabilities ratio, EBITDA】 +40 +2,608 +3,902 QoQ YoY +0.9 +0.5 Total Debt (billion KRW) Cash Balance (billion KRW) Debt/EBITDA +1,417 2019 1.3 8,822 6,338 2020 2.2 11,430 7,755 2018 0.7 7,284 4,271 2019 3.0 20,442 12,463 2018 2.5 20,209 10,678 2020 3.5 20,482 16,365 (trillion KRW) Net Working Capital Receivables Inventories Payables 9.1 16.6 10.9 3.4 8.1 13.4 9.0 3.7 △3.2 △1.0 +0.3 △1.9 9.3 16.8 11.5 4.0 * Based on Moody’s standard (Consider unrecorded liabilities in debt and net finance cost in EBITDA) Total Debt (billion KRW) Cash Balance (billion KRW) Debt/EBITDA* 7

Subsidiary Performance_Domestic POSCO Energy POSCO E&C POSCO International Revenue Operating Profit (billion KRW) POSCO Chemical 6,626 341 2018 1,341 102 2018 7,209 314 2019 1,435 88 2019 · Profit from refractory and general chemicals slid due to slower steel production and lower oil price - Revenue edged up YoY as cathode and anode material sales increased 2018 1,841 24 23,309 385 2018 2019 1,802 121 22,744 568 2019 2020 1,447 217 19,225 425 2020 2020 7,268 424 2020 1,524 60 · Profit fell as sales volume declined due to maintenance of Myanmar gas field(Sep 4~23) and price drop from lower oil price - Sales volume △16.3 billion ft3, (YoY, Avg. basis) WTI △32.4% (YoY) · Profit went up due to direct purchase of LNG and expansion of terminal-related businesses - Power generation profitability improved as Incheon #3 and #4 power plants applied low-cost LNG through direct purchase - Expanded terminal related businesses, including test operation of LNG carriers · Profit surged YoY as construction and plant sector performance improved - OP by major sector (YoY) : Construction +33.6 billion KRW, Plant +80.8 billion KRW Revenue Operating Profit (billion KRW) Revenue Operating Profit (billion KRW) Revenue Operating Profit (billion KRW) 8

PY VINA · Turned profit from August as business restructuring started to take effect, which pushed up 2H OP level - Operating profit (U$ million) : ’20.1H) △12.2 → ’20.2H) 2.3 (+14.5) Zhangjiagang STS (PZSS) · Profit improved YoY through WTP product sales expansion and cost reduction efforts as managing raw material spot purchase, adaptable to market fluctuation - Sales volume (k tons) : ’19) 1,247 → ’20) 1,259 (+12) - WTP sales volume(%) : ’19) 37 → ’20) 46 (+9%p) 2019 460 △41 2019 12 2 2,735 2020 274 △10 2020 14 2,575 2018 ?? △22 562 2018 12 2,797 POSCO Maharashtra PT. Krakatau POSCO (U$ million) · Recorded OP loss as price dropped under the effect of COVID-19, though started its recovery from 2H20 - Sales price(YoY) : SLAB △9.8%, Plate △19.5% - Operating Profit (U$ million) : ’20.1H) △66 → ’20.2H) +8 (+74) · Profit went up as price hiked due to 2H demand recovery, albeit sales volume dropped from lockdown during 1H - Sales volume (k tons) : ’19) 1,567 → ’20) 1,051 (△566) 2018 1,701 1,465 109 2018 2019 1,636 2019 1,190 3 2020 1,433 2020 741 20 Subsidiary Performance_Overseas Revenue Operating Profit (U$ million) Revenue Operating Profit (U$ million) Revenue Operating Profit (U$ million) Revenue Operating Profit 182 5 △58 9

Mid-term Business Strategy Strategic Direction Business Strategies by Sectors Major Business Target

Strategic Direction Push for growth and innovation under the corporate citizenship management philosophy Building a Better Future Together Become a figure of a sustainable company Society Secure new competitiveness in steel business Nurture next-generation growth business Business Strategic Direction Build a corporate culture that pushes relentless innovation People Secure “Multi Core” profit source to preoccupy future demand Build highly efficient production system by upgrading high-grade steel production capacity and expanding smart factories Steel Expedite results of LNG business by enhancing group synergy and nurture next-generation growth business such as food Explore eco-friendly business opportunities and review profitability of key businesses as construction and power plants Global〮Infra. Become a global top market player by fortifying business capabilities on secondary battery materials Build the ground to become a company with an expertise in hydrogen in preparation of upcoming hydrogen economy New Growth 11

Steel Secure stable profitability source (“Multi-core”) by preoccupying future new demand Strengthen manufacturing competitiveness by building low-cost, high-quality, high-efficiency production system Strengthen quality competitiveness and increase high-end steel production capabilities through facility enhancement Increase optimized level of production lines with larger application of smart factories Global&Infra. Innovate cost structure by further reducing fixed cost Expand LNG business synergy within subsidiaries and nurture food business Review profitability of core biz and explore new business opportunities related to the environment Focus strengths of subsidiaries to expedite results of LNG business Build 10 million tons of food production system through expansion throughout the value chain LNG Terminal Exploration and Production Trading LNG power plant [Construction] Expand orders from Green/Digital sector linked to Korean New Deal policy - Renewable energy plants as offshore solar/wind-power, and hydrogen cities, etc. [Power Plant] Enhance strength in LNG power plant and venture new growth potential related to the environment Mega-trend from Steel Industry Expand sales of INNOVILT* products Construction Build biz-platform of eco-friendly vehicles based on steel Mobility Preoccupy new market by fortifying eco-friendly products and solutions (off-shore wind power, hydrogen-related steel etc.) Envrionment&Energy Business Strategies by Sectors * Innovation, Value, and Built 12

Business Strategies by Sectors

Secondary battery materials

Become a global top market player in secondary battery materials

- **Secure market up-hand by moving forward on capacity expansion**



(k tons)
Cathode
45
124
'20
'23
Anode
44
121
'20
'23
Lithium
Test Commerciali-zation
68
'20
'23

- **Upgrade competitiveness by expanding value chain in raw materials** (as lithium, Nickel, graphite)



Raw Materials
Secondary battery materials
Battery
Lithium
Nickel
Graphite mines
Coal tar
NCM precursor
Mn precursor
Spherical graphite
Needle cokes
NCM
LMO
Natural graphite
Artificial graphite
Cathode
Anode
Battery-makers

Hydrogen

Build the groundwork to become a hydrogen-based company as hydrogen economy is at the merge

- **Enter hydrogen business using group capacity and gradually develop production and sales**
  - Explore sales opportunities while running test businesses and secure key-technologies
  - Utilize group resources and explore demand with leading companies both home and abroad

Step 1 ('21~'22)	Step 2 ('23~'25)	Step 3 ('26~)
Add additional 2,000t of off-gas hydrogen by ramping-up existing facilities	Build 70,000 t/yr* of production by investing in hydrogen extraction facilities	Produce blue hydrogen & embark green hydrogen (2mil t/yr by 2040)

* Amount rechargeable for 0.46 mil tons of passenger vehicles : Require 0.15t/yr per unit, based on yearly average mileage from Korea Transportation Safety Authority and authorized mileage of hydrogen vehicle

- **(Target) Become a market leader by developing green hydrogen**



Production
TransportStorage
Application
Generate power with solar/wind
POSMAC*
Water Electrolysis
Ammonia Synthesis
Nitrogen
Transport
Storage
Produce hydrogen with ammonia reforming
H_2 station
H_2 power, H_2-reduction steelmaking

*PosMAC : High-corrosion resistant alloy coated steel produced by POSCO's proprietary technologies, used for structural steel for solar power plant

With POSCO
2020 Earnings Release | Jan 28, 2021 13

(Based on aggregated revenue, trillion KRW) Revenue Target 2020 2023 Steel Global Infrastructure New Growth 90 102 44 (49%) 44 (49%) 5 (5%) 51 (50%) 46 (45%) 1.6 (2%) 2021 Business Target Consolidated financial structure Liabilities ratio(%) Major Business Target Parent Consolidated Crude Steel production 37.8 mil tons Product sales 35.3 mil tons CAPEX* (trillion KRW) 3.9 6.1 Revenue (trillion KRW) 27.9 59.4 Debt (trillion KRW) 7.8 21.2 * 2020 execution rate : Parent 66%, Consolidated 57% (trillion KRW) 66 2020 20 64 2021 21 64 2022 22 65 2023 25 Total Debt 14

Summarized Financial Statements Earnings Trend and Financial Soundness Appendix Summarized F/S_Parent (IS, BS) Summarized F/S_Consolidated (IS, BS)

Summarized F/S_Parent Income Statement 2018 2019 2020 YoY Crude Steel Production (thousand tons) 37,735 38,006 35,934 △2,072 Product Sales (thousand tons) 35,588 35,990 34,270 △1,720 STS 2,001 1,968 1,819 △149 Carbon Steel Sales Price (thousand KRW) 733 722 662 △60 Revenue 30,659 30,374 26,510 △3,864 Cost of Goods Sold 25,728 26,701 24,323 △2,378 Gross Profit 4,931 3,673 2,187 △1,486 SG&A 1,122 1,086 1,051 △35 Operating Profit 3,809 2,586 1,135 △1,451 (Operating Margin) (12.4%) (8.5%) (4.3%) △4.2%p Non-Operating Profit △1,575 △755 △117 +638 Net Profit 1,073 1,176 966 △210 (Net Margin) (3.5%) (3.9%) (3.6%) △0.3%p (billion KRW) 16

Summarized F/S_Parent Balance Sheet 2018 2019 2020 YoY Current Assets 16,796 18,216 19,580 +1,364 Cash Balance* 7,284 8,822 11,430 +2,608 Accounts Receivable 3,968 3,987 3,694 △293 Inventories 5,288 4,989 4,094 △895 Current Ratio 431.1% 546.8% 384.7% △162.1%p Non-Current Assets 37,330 37,495 37,215 △280 Other Long-term financial assets 1,177 1,258 1,073 △185 PP&E 20,154 20,132 20,217 +85 Total Assets 54,126 55,711 56,795 +1,084 Liabilities 8,854 10,097 11,680 +1,583 Current Liabilities 3,896 3,332 5,089 +1,757 Non-Current Liabilities 4,958 6,765 6,591 △174 Interesting-bearing Debt 4,271 6,338 7,755 +1,417 Liabilities Ratio 19.6% 22.1% 25.9% +3.8% Equity 45,272 45,614 45,115 △499 (billion KRW) * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities 17

Summarized F/S_Consolidated Income Statement 2018 2019 2020 YoY Revenue 64,978 64,367 57,793 △6,574 Gross Profit 7,972 6,250 4,720 △1,530 (Gross Margin) (12.3%) (9.7%) (8.2%) △1.5%p SG&A 2,430 2,382 2,317 △65 Operating Profit 5,543 3,869 2,403 △1,466 (Operating Margin) (8.5%) (6.0%) (4.2%) △1.8%p Non-Operating Profit △1,554 △719 △296 +423 Share of Profit(Loss) of Equity-accounted Investees 113 274 133 △141 Finance Income and Costs △538 △370 △215 +155 Foreign Currency Transaction & Translation Gain(Loss) △204 △36 229 +265 Net Profit 1,892 1,983 1,788 △195 (Net Margin) (2.9%) (3.1%) (3.1%) - Profit Attributable to Owners of the Controlling Company 1,691 1,835 1,602 △233 (billion KRW) * Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18) 18

2018 2019 2020 YoY Current Assets 33,651 34,842 35,831 +989 Cash Balance* 10,678 12,463 16,365 +3,902 Accounts Receivable 9,283 9,078 8,105 △973 Inventories 11,500 10,920 9,052 △1,868 Current Ratio 177.7% 213.4% 213.9% +0.5%p Non-Current Assets 44,597 44,216 43,256 △960 Other Long-term financial assets 1,648 1,669 1,562 △107 PP&E 30,018 29,926 29,400 △526 Total Assets 78,248 79,059 79,087 +28 Liabilities 31,489 31,264 31,412 +148 Current Liabilities 18,938 16,324 16,855 +531 Non-Current Liabilities 12,551 14,940 14,557 △383 Interesting-bearing Debt 20,209 20,442 20,482 +40 Liabilities Ratio 67.3% 65.4% 65.9% +0.5%p Equity 46,760 47,795 47,675 △120 Owners of the Controlling Company 43,371 44,472 44,331 △141 (billion KRW) * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities Summarized F/S_Consolidated Balance Sheet 19

Endeavour to keep sound profitability and continue improving financial structure ‘16 ‘17 ‘18 ’19 ’20 Consolidated D/E* 4.1 2.9 2.5 3.0 3.5 OP margin (%) ‘16 ‘17 ‘18 ’19 ’20 Consolidated 5.4 7.6 8.5 6.0 4.2 Parent 10.8 10.2 12.4 8.5 4.3 (trillion KRW) (%) Operating Profit Financial Structure * Debt/EBITDA : Moody’s formula applied (Off-balance sheet liabilities included in debt, finance costs included in EBITDA) Earnings Trend (trillion KRW) 20